RICHARD A. KRANTZ

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

August 7, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2005
Filed January 17, 2006
File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to the Staff’s questions per our telephone conversations relating to FuelCell Energy, Inc. (“FuelCell” or the “Company”). The Staff’s questions have been included prior to the Company’s response.

1.
In the Guarantee dated May 27, 2004, FuelCell guarantees the obligations of the Series 1 Preferred Stock. In that guarantee, however, FuelCell also guarantees the obligations of FuelCell Energy, Ltd. pursuant to the terms of the Joint Development Agreement made between Global Thermoelectric Inc. and Enbridge as of July 31, 2000. Please explain (1) what the Joint Development Agreement is and (2) if the Company had considered the relationship of FIN 45 to that agreement.

Ms. Kate Tillan
Securities and Exchange Commission
August 7, 2006

FuelCell Response:

(1)   Joint Development Agreement

The Joint Development Agreement was initially entered into in July 2000 between Global Thermoelectric, Inc. (“Global”) and Enbridge, Inc. (“Enbridge”) prior to FuelCell’s acquisition of Global. The agreement essentially consists of:

-
a research and development program whereby the two entities would work towards developing commercially viable versions of Solid Oxide Fuel Cell products (Global’s responsibility) and performing market research, securing test locations, etc. (Enbridge’s responsibility)

-
a grant of exclusive distribution authority whereby Global appointed Enbridge as the exclusive distributor of specific SOFC products in a specified territory. The two entities also agreed to commence negotiations to establish a definitive distribution agreement.

The Joint Development Agreement was subsequently amended to (a) extend certain dates established to negotiate a definitive distribution agreement outlined in the initial agreement and (b) transfer all of Global’s rights, title and interest in the Joint Development Agreement to FuelCell Energy, Ltd. This agreement was subsequently assigned to Versa Power Systems, Inc. (“Versa”) upon the sale of the Solid Oxide Fuel Cell assets of FuelCell Energy, Ltd. to Versa in November 2004.

There were no obligations in the Joint Development Agreement that required recognition in FuelCell’s consolidated financial statements.

(2)   Assessment of FIN 45 “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

The Company advises the Staff that there were no contractual obligations in the Joint Development Agreement that would have required recognition by FuelCell Energy, Ltd.

With regard to the guarantee by FuelCell of both the Series 1 Preferred share obligations and the Joint Development Agreement, the Company believes that FIN 45 does not apply as the guarantee was issued by FuelCell to Enbridge relating to the obligations of FuelCell Energy, Ltd. (including obligations of FuelCell Energy, Ltd. under the Joint Development Agreement). In addition, this agreement would not have resulted in recording any new obligations. FuelCell was merely guaranteeing compliance of its subsidiary under the existing Joint Development Agreement with Enbridge. The relevant references from FIN 45 are Paragraph 4 and Paragraph A23;

Ms. Kate Tillan
Securities and Exchange Commission
August 7, 2006

- Paragraph 4 of FIN 45 states that “the scope of this Interpretation does not encompass indemnifications or guarantees of an entity’s own future performance (for example, a guarantee that the guarantor will not take a certain future action)”.
- Paragraph A23 of FIN 45 excludes guarantees issued among corporations under common control from the recognition, measurement, and disclosure provisions of FIN 45.

Based on the above, the Company has concluded that FIN 45 is not applicable in this circumstance.

2.
In the Company’s response dated July 12, 2006, the Staff found confusing the first paragraph of our response responding to comment number 2. That comment related to how the preferred stock would be accounted for in separate, stand-alone financial statements of the subsidiary and the parent.

FuelCell Response:

The first paragraph in our response dated July 12, 2006 to comment number 2 was as follows:

“The Company believes the preferred shares should not be accounted for as equity of FuelCell Energy, Ltd. if it were to present stand-alone financial statements, and should be accounted for as equity of FuelCell Energy, Inc. in its stand-alone (i.e., parent-only) financial statements. The Company believes that if stand-alone financial statements were presented for both FuelCell Energy, Ltd. and FuelCell Energy, Inc., the preferred shares would be disclosed as legal-form equity issued by FuelCell Energy, Ltd.”

Ms. Kate Tillan
Securities and Exchange Commission
August 7, 2006

The Company advises the Staff that the first sentence is referring to how the Series 1 Preferred shares would be accounted for in stand-alone financial statements of FuelCell and FuelCell Energy, Ltd. and the second sentence is referring to the required disclosures in those statements. The Series 1 Preferred shares would not be accounted for as equity of FuelCell Energy, Ltd. in stand-alone financials. Nonetheless, disclosure would be required that FuelCell Energy, Ltd. was the issuer of this legal-form equity and that these shares are being accounted for as equity in FuelCell’s financial statements.

3.
(a) Article 7 of the Charter of FuelCell Energy, Ltd. seems to impose restrictions on the ability of FuelCell Energy, Ltd. to take certain acts without the consent of the holders of Preferred Stock. Please comment.

FuelCell Response:

If FuelCell Energy, Ltd. fails to remain current with its dividend obligations, Article 7 does impose the following restrictions on FuelCell Energy, Ltd.:

-	From paying dividends on junior stock.
-	From issuing senior stock or from redeeming, purchasing or making capital distributions to any junior or pari passu stock.
-	Setting aside any money or making any payments for any sinking fund or other retirement fund applicable to any junior stock.

FuelCell Energy, Ltd. is current with its dividend obligations.

(b) The Staff would like verification confirming that Global had the ability to convey its assets without the consent of the holders of the Series 1 Preferred stock.

Ms. Kate Tillan
Securities and Exchange Commission
August 7, 2006

FuelCell Response:

The terms of the Preferred Stock of Global were the same as the terms of the Series 1 Preferred stock issued by FuelCell Energy, Ltd. The Company confirms that there was in fact no consent required from Enbridge for the conveyance of assets prior to the sale of Global, as the Global dividend payments on the Series 1 Preferred stock were current.

(c) On November 1, 2004, FuelCell pledged to Enbridge its shares of Versa Power Systems, Inc. What was the purpose of that Pledge Agreement?

FuelCell Response:

As discussed in response number 1 above, the rights, title and interests in the Joint Development Agreement had been transferred to FuelCell Energy, Ltd. upon the sale of Global. This agreement was subsequently assigned to Versa upon the sale of the Solid Oxide Fuel Cell assets of FuelCell Energy, Ltd. to Versa in November 2004. The Series 1 shareholder agreement contains no requirement to obtain shareholder consent for the transfer of assets, however, FuelCell Energy Ltd. obtained Enbridge’s consent to assign the Joint Development Agreement to Versa. Enbridge and FuelCell Energy, Ltd. assigned the Joint Development Agreement to Versa because Enbridge’s original investment was connected to this solid oxide research and development and Enbridge wanted the Joint Development Agreement to follow the technology and assets.

In conjunction with Enbridge’s consent to assign the Joint Development Agreement to Versa, which resulted in FuelCell having no further responsibility for the Joint Development Agreement, FuelCell agreed in the Pledge Agreement to provide Enbridge with a security interest in 5,714 shares of Versa. This pledge agreement was not meant to convey that there was any legal requirement to obtain consent from Enbridge for the transfer of assets from FuelCell Energy, Ltd. to Versa. The Company confirms that the Series 1 shareholder agreement contains no requirement to obtain shareholder consent for the transfer of assets.

Ms. Kate Tillan
Securities and Exchange Commission
August 7, 2006

4.	Does the dividend obligation on the Series 1 Preferred stock continue after 2020?

FuelCell Response:

The Company expects either redemption or conversion of the Series 1 Preferred stock in 2020. Following redemption or conversion, there would no longer be a dividend obligation. The terms of the Series 1 Preferred shares entitle holders to dividends as long as such shares are outstanding.

The Company is able to control this process. On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn$25 per share plus any accrued and unpaid dividends. If FuelCell Energy, Ltd. waits until July 31, 2020 to call for redemption, it is likely that the holder of these shares would convert them into FuelCell common stock at a conversion price equal to 95% of the then current market price of shares of FuelCell common stock.

Ms. Kate Tillan
Securities and Exchange Commission
August 7, 2006

FuelCell acknowledges the following:

-	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2005;

-
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell’s Form 10-K for the year ended October 31, 2005; and

-	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc: Joseph G. Mahler